SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]        ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

OR

[    ]         TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to _________

Commission file number     1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789 - 2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4. In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2009 and 2008, and are presented on pages 2 through 14.

Horace Mann Service Corporation

Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2009 and 2008

with Report of Independent Registered Public Accounting Firm

Horace Mann Supplemental

Retirement and Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Pension Committee and The Board of Directors

Horace Mann Educators Corporation

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 25, 2010

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$58,250,131	$44,319,053
Fixed fund, at contract value	46,659,398	48,075,670
Horace Mann Educators Corporation Common Stock, at fair value	4,794,417	4,410,157
Participant loans, at amortized cost	2,493,013	2,972,016
Cash and Accrued Income	272,890	647,585

Total assets	112,469,849	100,424,481
Liabilities
Accrued administrative expenses	135,842	134,346

Net assets available for benefits	$112,334,007	$100,290,135

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions to net assets attributed to:
Investment income:
Net unrealized appreciation (depreciation) of investments	$14,808,266	$(27,725,542)
Net realized depreciation of investments	(1,274,791)	(2,729,300)
Interest	2,285,412	2,220,726
Dividends	95,021	129,167

	15,913,908	(28,104,949)
Contributions:
Employer	3,413,091	3,815,056
Participants	6,913,103	7,563,683

Total additions	26,240,102	(16,726,210)

Deductions from net assets attributed to:
Benefits paid to participants	(13,604,696)	(9,426,295)
Administrative fees	(591,534)	(580,150)

Total deductions	(14,196,230)	(10,006,445)

Net increase (decrease) during year	12,043,872	(26,732,655)

Net assets available for benefits
Beginning of year	100,290,135	127,022,790

End of year	$112,334,007	$100,290,135

See accompanying notes to financial statements.

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(1)	General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions and Vesting

All employees hired after January 1, 2008, are subject to the Plan’s “auto-enrollment” provision which provides for an automatic 3% deferral of their eligible compensation. However, new hires or other participants can elect to decrease or stop their contributions at any time. Participants can also voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits). Contributions are self-directed by the participant to any or all of 22 investment options. If a participant does not designate an investment option, their contributions default to an appropriate Lifecycle Fund based on the participant’s attained age at the time of the deferral. All employee contributions and associated investment results are considered 100% vested.

Currently, the Company contributes 3% of each eligible employee’s compensation to the Plan which is 100% vested at the time of contribution. Based on the current Company contribution level and immediate vesting, the Plan is considered in “safe harbor” and is not subject to discrimination testing requirements. Investment of Company contributions are directed by the participant as described above.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, eligible compensation for purposes of contributions was limited to $245,000 and $230,000 in 2009 and 2008, respectively.

The total pre-tax contributions by participant were limited to $16,500 and $15,500 in 2009 and 2008, respectively. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $5,500 and $5,000 in 2009 and 2008, respectively.

4	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,719 and 2,922 participants at December 31, 2009 and 2008, respectively.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. At December 31, 2009 and 2008, the assets of the Plan represent 43% and 41% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract in the fixed account and in an individual separate account, (Horace Mann Life Insurance Company 401(K) Separate Account), or HMEC Common Stock.

The JP Morgan Series Trust II Portfolios were reorganized on April 24, 2009. The JP Morgan U.S. Large Cap Core Equity Portfolio became the JP Morgan Insurance Trust US Equity Portfolio.

Three funds were discontinued on December 22, 2008. The remaining shares of the Wilshire VIT Short-Term Investment Fund were transferred to the Wilshire VIT Income Fund, the Wilshire VIT Variable Ins Tr 2010 Moderate Fund was transferred to the Wilshire VIT Variable Ins Tr 2015 Moderate Fund, and the Wilshire VIT Variable Ins Tr 2045 Moderate Fund was transferred to the Wilshire VIT Variable Ins Tr 2035 Moderate Fund.

(e)	Transfers, Withdrawals, and Final Distributions

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis.

(f)	Loans

Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant’s loan proceeds. Loans totaling $2,493,013 and $2,972,016 from 405 and 339 active participants were outstanding at December 31, 2009 and 2008, respectively. Interest rates charged on loans ranged from 4.25% to 9.78% in 2009 and 6.00% to 8.25% in 2008.

(g)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

5	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

(b)	Investment Valuation and Income Recognition

The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held by the separate account are valued at the accumulated unit value of shares held by the Plan at year-end; and investments in the fixed fund are carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at amortized cost. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Net Appreciation of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Plan pays Plan administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

6	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds and Horace Mann Educators Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. There were no subsequent events at December 31, 2009 or 2008, respectively.

(3)	Investments

(a)	HMLIC Group Annuity Contract (Fixed Account and Separate Account)

Fixed Account

Within the HMLIC Group Annuity Contract plan, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2009 and 2008. The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice.

HMLIC 401(K) Separate Account

The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in the funds are reported at fair value using the accumulated unit value method (AUV).

7	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

Total annual returns for each of the mutual funds were as follows:

	2009	2008
	(Unaudited)
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund-HM Shares	23.1%	(40.4)%
Fidelity VIP Mid Cap Portfolio	39.2	(39.8)
Wilshire VIT Balanced Fund-HM Shares	17.6	(27.0)
T. Rowe Price Small Cap Value Fund	26.1	(29.0)
Wilshire VIT Small Cap Growth Fund- HM Shares	28.0	(46.6)
Fidelity VIP Overseas Portfolio	25.7	(44.2)
Wilshire 5000 Index Portfolio	26.6	(37.2)
Wilshire Large Company Growth Portfolio	33.5	(41.9)
Fidelity VIP Growth Portfolio	27.4	(47.5)
Wilshire VIT International Equity Fund- HM Shares	30.5	(43.9)
T. Rowe Price Small Cap Stock Fund	37.6	(33.8)
Wilshire VIT Socially Responsible Fund- HM Shares	21.0	(40.7)
Wilshire VIT Income Fund-HM Shares	12.7	(6.2)
Wells Fargo Advantage Opportunity Fund	47.2	(40.3)
Wilshire VIT Variable Ins Tr 2035 Moderate Fund	20.4	(33.3)
Davis Value Portfolio	30.6	(40.5)
Wilshire VIT Variable Ins Tr 2025 Moderate Fund	20.0	(28.4)
Wilshire VIT Variable Ins Tr 2015 Moderate Fund	19.9	(24.6)
J.P. Morgan Insurance Trust US Equity Portfolio	33.7	-
Putnam VT Vista Fund	38.2	(45.7)
J.P. Morgan U.S. Large Cap Core Equity Portfolio	-	(34.2)

8	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(b)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2009 and 2008 consisted of 383,553 shares and 479,887 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2009 and 2008 of $12.50 and $9.19 per share, respectively.

Total annual returns for investments in the HMEC Common Stock were as follows:

Annual Investment Returns
1 Year
2009	2008
21.1%	(53.8)%

(c)	Appreciation (Depreciation) of Investments

The Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2009 and 2008 as follows:

	2009	2008
Mutual funds	$12,406,333	$(27,756,747)
Common Stock	1,127,142	(2,698,095)

	$13,533,475	$(30,454,842)

9	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Assets held by Plan

The following presents investments held at December 31, 2009 and 2008:

Description of Investment	2009	2008
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund-HM Shares*	$7,498,086	$6,447,620
Fidelity VIP Mid Cap Portfolio*	5,901,280	3,962,921
Wilshire VIT Balanced Fund-HM Shares	5,476,688	4,676,118
T. Rowe Price Small Cap Value Fund	4,209,421	3,334,189
Wilshire VIT Small Cap Growth Fund- HM Shares	3,463,506	2,859,198
Fidelity VIP Overseas Portfolio	3,207,094	2,383,835
Wilshire 5000 Index Portfolio	3,152,822	2,560,095
Wilshire Large Company Growth Portfolio	2,958,308	2,316,489
Fidelity VIP Growth Portfolio	2,945,634	2,718,542
Wilshire VIT International Equity Fund- HM Shares	2,908,834	2,187,333
T. Rowe Price Small Cap Stock Fund	2,506,546	1,562,721
Wilshire VIT Socially Responsible Fund- HM Shares	2,418,795	2,063,588
Wilshire VIT Income Fund-HM Shares	2,308,138	1,958,546
Wells Fargo Advantage Opportunity Fund	1,850,348	1,211,265
Wilshire VIT Variable Ins Tr 2035 Moderate Fund	1,833,756	821,345
Davis Value Portfolio	1,479,467	1,076,399
Wilshire VIT Variable Ins Tr 2025 Moderate Fund	1,231,471	540,491
Wilshire VIT Variable Ins Tr 2015 Moderate Fund	1,187,791	606,809
J.P. Morgan Insurance Trust US Equity Portfolio	936,511	-
Putnam VT Vista Fund	775,635	472,632
J.P. Morgan U.S. Large Cap Core Equity Portfolio	-	558,917

Total funds	58,250,131	44,319,053

HMLIC Fixed Account*	46,659,398	48,075,670
Horace Mann Educators Corporation Common Stock	4,794,417	4,410,157

	$109,703,946	$96,804,880

*Represents 5% or more of the Plan’s net assets held at year end.

10	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(4)	Fair Value of Financial Instruments

The Plan’s financial assets and financial liabilities carried at fair value in the accompanying Statements of Net Assets Available for Benefits have been classified, for disclosure purposes, in accordance with FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair Value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stocks and preferred stocks) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2

Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, non-agency structured securities, corporate debt securities, and preferred stocks.

Level 3

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Net transfers in (out) of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined.

11	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008.

	Assets at Fair value as of December 31, 2009

	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$4,794,417	$-	$-	$4,794,417

Mutual funds
Index funds		3,152,822		3,152,822
Balanced funds		26,320,685		26,320,685
Growth funds		17,933,763		17,933,763
Fixed Income		2,308,138		2,308,138
Other funds		8,534,723		8,534,723

Total mutual funds	-	58,250,131	-	58,250,131

Total investments, at fair value	$4,794,417	$58,250,131	$-	$63,044,548

	Assets at Fair value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$4,410,157	$-	$-	$4,410,157

Mutual funds
Index funds		2,560,095		2,560,095
Balanced funds		19,163,252		19,163,252
Growth funds		14,002,404		14,002,404
Fixed Income		1,958,546		1,958,546
Other funds		6,634,756		6,634,756

Total mutual funds	-	44,319,053	-	44,319,053

Total investments, at fair value	$4,410,157	$44,319,053	$-	$48,729,210

12	(Continued)

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

(5)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 21, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

(6)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

13	(Continued)

Supplemental Schedule

EIN: 37-0972590

Plan: 004

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Number of Shares or Units	Description of Investment	Contract or Fair Value
	HMLIC 401(k) Separate Account:
353,640	Wilshire VIT Equity Fund-HM Shares	$7,498,086
150,214	Fidelity VIP Mid Cap Portfolio	5,901,280
251,569	Wilshire VIT Balanced Fund-HM Shares	5,476,688
86,287	T. Rowe Price Small Cap Value Fund	4,209,421
304,704	Wilshire VIT Small Cap Growth Fund- HM Shares	3,463,506
136,262	Fidelity VIP Overseas Portfolio	3,207,094
289,064	Wilshire 5000 Index Portfolio	3,152,822
85,509	Wilshire Large Company Growth Portfolio	2,958,308
89,784	Fidelity VIP Growth Portfolio	2,945,634
216,243	Wilshire VIT International Equity Fund- HM Shares	2,908,834
60,117	T. Rowe Price Small Cap Stock Fund	2,506,546
154,375	Wilshire VIT Socially Responsible Fund- HM Shares	2,418,795
109,848	Wilshire VIT Income Fund-HM Shares	2,308,138
51,356	Wells Fargo Advantage Opportunity Fund	1,850,348
204,765	Wilshire VIT Variable Ins Tr 2035 Moderate Fund	1,833,756
117,090	Davis Value Portfolio	1,479,467
128,549	Wilshire VIT Variable Ins Tr 2025 Moderate Fund	1,231,471
118,092	Wilshire VIT Variable Ins Tr 2015 Moderate Fund	1,187,791
67,253	J.P. Morgan Insurance Trust US Equity Portfolio	936,511
58,538	Putnam VT Vista Fund	775,635

	Total funds	58,250,131

N/A	HMLIC Fixed Account*	46,659,398

383,553	Horace Mann Educators Corporation Common Stock*	4,794,417

	Participant loans (598 loans, interest rates ranging from 4.25% to 9.78%, maturing January 15, 2010 to November 30, 2024)	2,493,013

		$112,196,959

*Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 25 June 2010	HORACE MANN SUPPLEMENTAL RETIREMENT
AND SAVINGS PLAN

\s\ Bret A. Conklin

Bret A. Conklin

Senior Vice President and Controller